UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CINCINNATI BELL INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

171871502

(CUSIP Number)

Alison S. Ressler, Esq.

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 171871502

1.	Names of Reporting Persons ASSF IV AIV B Holdings III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,665,425 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,665,425 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,425 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*                 The calculation of the percentage of outstanding shares is based on 50,166,178 shares of Common Stock (as defined herein) outstanding as of October 31, 2018 as disclosed by the Issuer (as defined herein) in its quarterly report on Form 10-Q for the quarterly period ending September 30, 2018 (the “10-Q”).

CUSIP No. 171871502

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,665,425 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,665,425 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,425 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*                 The calculation of the percentage of outstanding shares is based on 50,166,178 shares of Common Stock (as defined herein) outstanding as of October 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons AF V US BD Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,924,716 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,924,716 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,924,716 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*                 The calculation of the percentage of outstanding shares is based on 50,166,178 shares of Common Stock (as defined herein) outstanding as of October 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons AF V BD AIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,924,716 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,924,716 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,924,716 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*                 The calculation of the percentage of outstanding shares is based on 50,166,178 shares of Common Stock (as defined herein) outstanding as of October 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Credit Hedge Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,500 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **0.1%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

**          Denotes less than.

*                 The calculation of the percentage of outstanding shares is based on 50,166,178 shares of Common Stock (as defined herein) outstanding as of October 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Capital Management III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,500 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **0.1%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

**          Denotes less than.

*                 The calculation of the percentage of outstanding shares is based on 50,166,178 shares of Common Stock (as defined herein) outstanding as of October 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,594,641 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,594,641 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,594,641 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*                 The calculation of the percentage of outstanding shares is based on 50,166,178 shares of Common Stock (as defined herein) outstanding as of October 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,594,641 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,594,641 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,594,641 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*                 The calculation of the percentage of outstanding shares is based on 50,166,178 shares of Common Stock (as defined herein) outstanding as of October 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,594,641 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,594,641 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,594,641 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*                 The calculation of the percentage of outstanding shares is based on 50,166,178 shares of Common Stock (as defined herein) outstanding as of October 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,594,641 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,594,641 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,594,641 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

*                 The calculation of the percentage of outstanding shares is based on 50,166,178 shares of Common Stock (as defined herein) outstanding as of October 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,594,641 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,594,641 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,594,641 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*                 The calculation of the percentage of outstanding shares is based on 50,166,178 shares of Common Stock (as defined herein) outstanding as of October 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,594,641 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,594,641 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,594,641 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*                 The calculation of the percentage of outstanding shares is based on 50,166,178 shares of Common Stock (as defined herein) outstanding as of October 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,594,641 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,594,641 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,594,641 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*           The calculation of the percentage of outstanding shares is based on 50,166,178 shares of Common Stock (as defined herein) outstanding as of October 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

Explanatory Note

This Amendment No. 3 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on August 29, 2018, (as amended by Amendment No. 1 filed by the Reporting Persons on November 9, 2018 and Amendment No. 2 filed by the Reporting Persons on November 21, 2018 the “Schedule 13D Filing”). Unless otherwise stated herein, the Schedule 13D Filing remains in full force and effect. Terms defined in the Schedule 13D Filing are used herein as so defined.

Item 2. Identity and Background

Item 2 of the Schedule 13D Filing is hereby amended and restated in its entirety as follows:

(a) This statement is being filed jointly by (i) ASSF IV AIV B, L.P. (“ASSF IV AIV”), (ii) ASSF Operating Manager IV, L.P. (“ASSF Operating Manager IV”), (iii) AF V US BD Holdings, L.P. (“AF V US BD Holdings”), (iv) AF V BD AIV, L.P. (“AF V BD AIV”) (v) Ares Credit Hedge Fund LP (“Ares Credit Hedge Fund”), (vi) Ares Capital Management III LLC (“Ares Capital Management III”), (vii) Ares Management LLC, (viii) Ares Management Holdings L.P. (“Ares Management Holdings”), (ix) Ares Holdco LLC (“Ares Holdco”), (x) Ares Holdings Inc. (“Ares Holdings”), (xi) Ares Management Corporation (“Ares Management”), (xii) Ares Management GP LLC (“Ares Management GP”) and (xiii) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of December 11, 2018, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons, the Board Members (as defined below) and the other individuals set forth in Schedule A hereto (together with the Board Members, the “Managers”) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities. The manager of ASSF IV AIV is ASSF Operating Manager IV, and the general partner of ASSF Operating Manager IV is Ares Management LLC. The general partner of AF V US BD Holdings is AF V BD AIV, and the manager of AF V BD AIV is Ares Management LLC. The manager of Ares Credit Hedge Fund is Ares Capital Management III, and the sole member of Ares Capital Management III is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings, whose sole stockholder is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (“Class B Common Stock”) and Ares Voting LLC is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (“Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation, the holders of the Class B Common Stock and the Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The officers and directors of Ares Management and their principal occupations are set forth in Schedule A hereto. The sole member of both Ares Management GP and Ares Voting LLC is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, Ryan Berry, R. Kipp deVeer, David Kaplan, Michael McFerran, Antony Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board decisions. The present principal occupation of each of the Board Members is set forth in Schedule A hereto.

Each of the Reporting Persons (other than each of ASSF IV AIV, AF V US BD Holdings, and Ares Credit Hedge Fund, with respect to the shares held directly by each of them), and the Managers, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the shares of Common Stock, as defined in Rule 13d-3.

(d) During the last five years, none of the Reporting Persons or the Board Members have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Board Members have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware. Each of the Managers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D Filing is hereby amended and restated in its entirety as follows:

Ares Management advises ASSF IV AIV Holdings III, AF V US BD Holdings, and Ares Credit Hedge Fund, which are the entities that have acquired securities of the Issuer. As of December 11, 2018, Ares Management beneficially acquired for the accounts of ASSF IV AIV Holdings III, AF V US BD Holdings, and Ares Credit Hedge Fund an aggregate of 4,594,641 shares of Common Stock, for total consideration of $62,527,051. The source of funding for such transactions was derived from capital contributed by funds advised by Ares Management.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D Filing are hereby amended and restated in their entirety as follows:

(a) Aggregate Number and Percentage of Securities. See Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D/A for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons.

(b) Power to Vote and Dispose. See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D/A for the aggregate number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

Item 5(c) of the Schedule 13D Filing is hereby amended to add the following:

(c) Transactions Since Most Recent Filing on Schedule 13D. Since the most recent filing on Schedule 13D, the Reporting Persons acquired shares through open market purchases as set forth on Exhibit 2 attached hereto, which is incorporated by reference into this Item 5(c) as if restated in full, and describes all of the transactions in shares of Common Stock. Except as set forth in Exhibit 2 attached hereto, none of the persons named in response to paragraph (a) has effected any transaction in shares since the most recent filing on Schedule 13D.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D Filing is hereby amended to add the following:

Exhibit 1	Joint Filing Agreement, dated as of December 11, 2018, by and among the Reporting Persons.

Exhibit 2	Trading Data

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 11, 2018

ASSF IV AIV B HOLDINGS III, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V US BD HOLDINGS, L.P.

By:	AF V BD AIV, L.P.
Its General Partner

By:	ARES MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V BD AIV, L.P.

By:	ARES MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

[Signature Page to CBB Third Schedule 13D/A]

ARES CREDIT HEDGE FUND LP

By:	ARES CAPITAL MANAGEMENT III LLC
Its Manager

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES CAPITAL MANAGEMENT III LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

By:	ARES MANAGEMENT HOLDINGS L.P.
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

By:	ARES HOLDINGS INC.
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

[Signature Page to CBB Third Schedule 13D/A]

ARES HOLDINGS INC.

By:	ARES MANAGEMENT CORPORATION
Its Sole Stockholder

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

[Signature Page to CBB Third Schedule 13D/A]

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
By:	Naseem Sagati Aghili
Its:	Authorized Signatory

[Signature Page to CBB Third Schedule 13D/A]

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of December 11, 2018 by and among the Reporting Persons.

Exhibit 2	Trading Data